Exhibit 99.2

Lumenis to Be Acquired for Approximately $510 Million, $14.00 per Share, in Cash

YOKNEAM, Israel. – June 18, 2015 (GLOBE NEWSWIRE) – Lumenis Ltd. (NASDAQ: LMNS), the world’s largest energy-based medical company for surgical, ophthalmology and aesthetic applications, announced today that it has signed a definitive agreement to be acquired by XIO Group for $14.00 per share in cash, for an aggregate purchase price of approximately $510 million.

“This acquisition is a strong recognition and vote of confidence in Lumenis’ achievements and its employees, and I am excited about the future prospects of Lumenis” said Tzipi Ozer-Armon, Chief Executive Officer. “Over the past 3 years we have managed to transform Lumenis into a strong, growing and profitable company. We have refocused our strategy, introduced new products, and tripled our EBITDA. Furthermore, we have created a very bright and promising future for Lumenis by building a robust pipeline of innovative products, a strong sales team in each region, and by enhancing our global brand recognition. I am confident that we will continue to thrive and reach new heights together with XIO Group.”

“We are excited about the announced transaction and the value created for Lumenis’ shareholders”, said Harel Beit-On, Chairman of the Board of Directors. “Over the last years, we had an opportunity to lead Lumenis through a strategic transformation into a valuable growing business with global appeal. We respect and appreciate the efforts of Lumenis management and employees and wish the company continued success.”

The prospective transaction is subject to customary closing conditions, including approval by Lumenis’ shareholders and receipt of certain regulatory approvals, and is expected to close in September 2015. The Board of Directors of each of Lumenis and XIO Group has approved the transaction. The two largest shareholders of Lumenis, Viola Group and XT Hi-Tech Investments (1992) Ltd., which collectively own approximately 59% of the shares of Lumenis, have entered into a customary voting agreement with XIO Group.

Goldman Sachs acted as the exclusive financial advisor to Lumenis in respect of this transaction. Morgan Stanley acted as the exclusive financial advisor to XIO Group.

About XIO Group

XIO Group is a global multi-billion dollar alternative investments firm with offices in London, Hong Kong and Shanghai. The company has a significant amount of committed capital in place for global transactions. The Group seeks to leverage its unique global network to provide growth for portfolio companies.

About Lumenis

Lumenis (Nasdaq:LMNS) is a global leader in the field of minimally-invasive clinical solutions for the Surgical, Ophthalmology and Aesthetic markets, and is a world-renowned expert in developing and commercializing innovative energy-based technologies, including Laser, Intense Pulsed Light (IPL) and Radio-Frequency (RF). For nearly 50 years, Lumenis' ground-breaking products have redefined medical treatments and have set numerous technological and clinical gold-standards. Lumenis has successfully created solutions for previously untreatable conditions, as well as designed advanced technologies that have revolutionized existing treatment methods in each and every one of the verticals we operate in. For more information visit: www.lumenis.com.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include but are not limited to statements about the expected completion of the proposed transaction with the XIO Group and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, the Company's plans, objectives and expectations for future operations, including its projected results of operations. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements are based upon our management's current estimates and projections of future results or trends. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) the Company may not be able to satisfy all of the conditions to the closing of the proposed transaction; (2) the proposed transaction may involve unexpected costs, liabilities or delays; (3) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction related matters; (4) the outcome of any legal proceedings related to the proposed transaction; (5) the Company may be adversely affected by other economic, business, and/or competitive factors; (6) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (7) difficulties in recognizing benefits of the proposed transaction; (8) the proposed transaction may disrupt current plans and operations and raise difficulties for employee retention; (9) impact of the transaction on relationships with customers, distributors and suppliers and (10) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For Investor Inquiries, please contact:
Michael Piccinino, CFA
Westwicke Partners, LLC.
443.213.0500
Lumenis@westwicke.com

ADDITIONAL INFORMATION

In connection with the proposed transaction, the Company intends to mail a notice, proxy statement and proxy card to its shareholders and furnish a copy of those materials to the SEC in a report on Form 6-K. Shareholders of the Company are urged to read the proxy statement and the other materials when they become available because they will contain important information about the proposed transaction and related matters. Shareholders are also urged to carefully read the proxy statement and other materials before making any voting or investment decision with respect to the proposed transaction. The proxy statement (when available) may be obtained for free at the SEC’s website at www.sec.gov. In addition, the proxy statement will be available, without charge, at the Company’s website at www.lumenis.com